IVAX Corporation
4400 Biscayne Boulevard
Miami, FL 33137
Telephone: 305-575-6000

Filed by: IVAX Corporation
Pursuant to Rule 425 under the
Securities Act of 1933 and deemed filed
pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Companies: Ivax Corporation
Commission File No. 001-09623

YOUR VOTE IS IMPORTANT
PLEASE VOTE YOUR PROXY TODAY!
October 12, 2005
Dear Shareholders:
     We have previously mailed to you proxy materials in connection with the Special Meeting of Shareholders of IVAX Corporation to be held on October 27, 2005. Your vote is requested for this important meeting.
     According to our latest records, we have not yet received your proxy for this important meeting. For the reasons set forth in the joint proxy statement/prospectus, dated September 23, 2005, your Board of Directors recommends that you vote “FOR” the approval of the merger agreement and the merger at the special meeting.
     The proposed merger of a subsidiary of Teva Pharmaceutical Industries Limited and IVAX Corporation requires the affirmative vote of a majority of the outstanding shares of IVAX common stock. Accordingly, every shareholder’s vote is important. If an IVAX shareholder does not vote, it has the same effect as a vote against approval and adoption of the merger agreement. Please vote today!
     Please submit your vote in this important matter regarding the future of your investment – by telephone, via the Internet, or by signing, dating and returning the enclosed proxy or voting instruction form in the postage-paid return envelope provided.
     Thank you for your cooperation and continued support.
Sincerely,

Phillip Frost
Chairman and Chief Executive Officer

IMPORTANT RECENT
DEVELOPMENT
Institutional Shareholder Services (ISS), a leading independent proxy advisory firm that issues voting recommendations to institutional investors, recommended that shareholders of IVAX Corporation vote “FOR” the approval of the merger agreement for the proposed merger with Teva Pharmaceutical Industries Limited.
In making its recommendation, ISS concluded that, “Based on our review of the terms of the transaction ..., in particular the 60-day premium, we believe that the merger agreement warrants shareholder support.”
ISS is a leading provider of proxy voting and corporate governance services.

3 Easy Ways To Vote
     Help your company avoid the expense of further solicitation by voting today. You may use one of the following simple methods to vote your shares:
1.	Vote by Telephone. Call the toll-free number listed for this purpose on your proxy or voting instruction form. Have your control number listed on the form ready and follow the simple instructions.

2.	Vote by Internet. Go to the website listed on your proxy or voting instruction form. Have your control number listed on the form ready and follow the simple instructions.

3.	Vote by Mail. Mark, sign, date and return your proxy or voting instruction form in the postage-paid return envelope provided.
Please Act Today

YOUR VOTE IS
IMPORTANT
Please help your company save additional solicitation costs by signing, dating and mailing your proxy or voting instruction form today. Remember, a failure to vote is equivalent to a vote against the merger agreement. Internet and telephone voting are also available. Please refer to your proxy or voting instruction form for instructions. Street name shareholders: Your broker or bank cannot vote your shares on the merger proposal unless it receives your specific instructions. Please return your vote immediately. If you have any questions or need assistance voting your shares, please call D. F. King & Co., Inc., which is assisting IVAX, toll-free at 1-800-549-6697.
     THIS COMMUNICATION IS BEING MADE IN RESPECT OF THE PROPOSED MERGER INVOLVING TEVA AND IVAX. IN CONNECTION WITH THE PROPOSED MERGER, TEVA FILED A DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS ON FORM F-4 WITH THE SEC ON SEPTEMBER 23, 2005 CONTAINING A JOINT PROXY STATEMENT/PROSPECTUS FOR THE STOCKHOLDERS OF EACH OF TEVA AND IVAX. IVAX AND TEVA HAVE FILED AND WILL BE FILING OTHER DOCUMENTS REGARDING THE PROPOSED TRANSACTION, WITH THE SEC. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, IVAX’S AND TEVA’S STOCKHOLDERS AND INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY AS THEY BECOME AVAILABLE BECAUSE THEY DO CONTAIN AND WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. THE REGISTRATION STATEMENT CONTAINING THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS IS AVAILABLE FREE OF CHARGE AT THE SEC’S WEBSITE, WWW.SEC.GOV. YOU ARE ALSO ABLE TO OBTAIN THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FREE OF CHARGE BY CONTACTING IVAX INVESTOR RELATIONS, AT 4400 BISCAYNE BOULEVARD, MIAMI, FLORIDA 33137, 1-305-575-6000 OR TEVA INVESTOR RELATIONS AT P.O.BOX 3190, PETAH-TIQVA 49131, ISRAEL, 972-3-926-7554.